Exhibit 12

UNITED STATES CELLULAR CORPORATION

RATIO OF EARNINGS TO FIXED CHARGES

For the Year Ended December 31

	2010	2009	2008	2007	2006
(Dollars in thousands)
EARNINGS:
Income before income taxes (1)	$235,017	$344,586	$65,683	$530,928	$310,881
Add (deduct):
Equity in earnings of unconsolidated entities	(97,318)	(96,800)	(91,981)	(90,033)	(93,119)
Distributions from unconsolidated entities	100,359	91,105	91,845	86,873	77,835
Amortization of capitalized interest	492	320	—	—	—
Income attributable to noncontrolling interests in subsidiaries that do not have fixed charges	(23,869)	(22,663)	(26,131)	(23,481)	(15,999)
	$214,681	$316,548	$39,416	$504,287	$279,598
Add fixed charges:
Consolidated interest expense (2)	61,555	78,199	78,535	85,408	94,000
Interest portion (1/3) of consolidated rent expense	42,550	41,305	37,254	35,208	30,482
	$318,786	$436,052	$155,205	$624,903	$404,080

FIXED CHARGES:
Consolidated interest expense (2)	$61,555	$78,199	$78,535	$85,408	$94,000
Capitalized interest	2,446	1,647	2,805	—	—
Interest portion (1/3) of consolidated rent expense	42,550	41,305	37,254	35,208	30,482
	$106,551	$121,151	$118,594	$120,616	$124,482

RATIO OF EARNINGS TO FIXED CHARGES	2.99	3.60	1.31	5.18	3.25

(1)          Includes non-cash charges related to losses on impairments as follows: 2009: $14.0 million; 2008: $386.7 million; 2007: $24.9 million.

Includes fair value adjustment of derivative instruments and gain on disposition of investments as follows: 2008: $16.6 million; 2007: $132.6 million; 2006: $7.4 million.

(2)          Interest expense on income tax contingencies is not included in fixed charges.